Exhibit 1

Shareholder Resolution Requesting Declassification of the Board of Directors

“RESOLVED, Magellan’s stockholders request that the Board of Directors take necessary actions to declassify the Board of Directors and institute annual elections of all directors promptly. This policy, if implemented, would not affect the unexpired terms of directors previously elected.”

Supporting Statement for Stockholder Proposal

to Declassify the Company’s Board of Directors

Shamrock Activist Value Fund believes Magellan’s corporate governance practices directly affect its financial performance and investor confidence in the company. We believe it is in the best interest of Magellan stockholders that Magellan embrace the good governance practice of annual director elections.

Shamrock Activist Value Fund believes that a fundamental tenet of corporate governance is that Directors be held accountable for their performance and the performance of the executives they appoint. We therefore have proposed a stockholder resolution urging the Board to take all necessary steps to declassify Magellan’s Board and promptly implement annual Director elections. If the Board follows the recommendations in our proposal, new Directors would stand for election for a one year term, and incumbent directors would have to stand for election for a one year term after their current terms expire.

Magellan’s Board of Directors is currently divided into three classes, each elected for a three-year term. As a result, in any given year Magellan’s stockholders are effectively disenfranchised from one of their most important rights as to two-thirds of the Board of Directors - namely, deciding whether those Directors and the executives they have chosen have performed well enough to warrant re-election.

Shamrock Activist Value Fund believes annual Director accountability will strengthen the company financially. Corporations that demonstrate effective corporate governance and accountability often outperform their peers. We believe that is why a majority of companies in the S & P 500 no longer have classified Boards, and why declassification proposals have become increasingly common and overwhelmingly approved by public company stockholders in recent years.

Respected governance experts such as Institutional Shareholder Services and the Council of Institutional Investors also strongly recommend declassified Boards. Put simply, Magellan’s classified Board is out of step with best practices, and by adhering to that structure Magellan is swimming against the prevailing tide to its stockholders’ detriment.

Advocates of classified boards argue that entrenched directors offer continuity, experience and protection against takeovers. But at what cost? We believe Magellan stockholders are focused on long-term stockholder value and will not entrust their investment to inexperienced or ineffective directors, nor would they support a takeover at an inadequate price. Conversely, we believe Directors who are only accountable to the stockholders every third year have less incentive to consistently perform, because their positions are rarely at risk. Further, we believe entrenched Boards discourage attractive takeover offers and proxy contests to replace inefficient Directors and management, due to the significant cost and time required, notwithstanding that those actions might be in the clear best interests of Magellan’s stockholders.

Shamrock Activist Value Fund believes no competent Director should fear annual elections, and Directors should be accountable annually to the stockholders who elected them.

If you agree with us, please vote for this proposal.